                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549
                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                          (Name of Issuer)

                    SCIENCE DYNAMICS CORPORATION
                    ----------------------------

                   (Title of Class of Securities)

                            COMMON STOCK
                            ------------

                          (CUSIP Number)

                           808631 10 5
                           -----------

            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                Innovative Communication Technology
                        Le Clos D'Avranche
                         La Rue Bel-Aire
                 St. Mary, Jersey, Channel Islands
                          44-153-461-8554
                     --------------------------

         (Date of Event which Requires Filing of this Statement)

                           November 21, 1996
                           -----------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                               Page 1 of 5 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         2                         SCHEDULE 13D


CUSIP NO.  808631 10 5                         Page 2 of 5 Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  INNOVATIVE COMMUNICATION TECHNOLOGY, a Jersey, Channel Islands corporation


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]   (b) [ ]


3 S.E.C. USE ONLY


4 SOURCE OF FUNDS*               OO - The common stock of SDC was issued as
consideration for a transfer of intellectual property from ICT to SDC. See Form 8-K filed 11/22/96.


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(E)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
              Jersey, Channel Islands



   NUMBER OF    7  SOLE VOTING POWER
    SHARES                   1,500,000
 BENEFICIALLY
   OWNED BY     8  SHARED VOTING POWER
     EACH                    none
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                   1,500,000
     WITH      10  SHARED DISPOSITIVE POWER
                             none

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,500,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             n/a

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.57% at 11/21/96
             10.23% at date of filing

14 TYPE OF REPORTING PERSON*
             CO




                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

        3                                      Page 3 of 5 Pages
Item 1.  Security and Issuer.


This Schedule is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Science Dynamics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1919 Springdale Road, Cherry Hill, New Jersey, 08003.

Item 2.  Identity and Background.

         (a) This Schedule is filed on behalf of Innovative Communication Technology, hereinafter referred to as "Filer".

         (b) Filer's business address is Le Clos D'Avranche, La Rue Bel-Aire, St. Mary, Jersey, Channel Islands

         (c) n/a

         (d) During the last five years, Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Filer has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Filer is a corporation organized under the laws of the Channel Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

         See answer to Item 4, previous section

Item 4.  Purpose of Transaction.

         Filer acquired the Shares for investment purposes. Except as disclosed in Item 3 herein and in section (a) below, and except that Filer's President, Alan C. Bashforth, is a director and President of Science Dynamics Corporation, Filer has no present plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        4                                      Page 4 of 5 Pages

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
         or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The 1,500,000 shares held directly and beneficially by Filer constitute approximately 12.57% of the common stock of the Company outstanding as of November 21, 1996, 10.23% of the common stock of the Company outstanding as of the date of filing.

         (b) See items 7, 8, 9 and 10 of Cover Page.

         (c) Filer have effected no transactions in the common stock during the past sixty (60) day period prior to the date of acquisition of the shares through the date of filing this Schedule 13D.

         (d) None.

         (e) n/a

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

        5                                      Page 5 of 5 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BY:     /s/ Alan C. Bashforth
        ---------------------      President of
        Alan C. Bashforth          Innovative Communication Technology


Dated: February 17, 1998


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).